FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated: July 9, 2012

Capped Knock-Out Notes (CBEN) Linked to the Performance of Brent Crude Futures Contracts due July 19, 2013
Receive contingent return if the downside barrier is not breached
Full downside exposure if the downside barrier is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of the nearby month's brent crude futures contract. Investors will not receive any coupon payments and should be willing to lose up to 100% of their investment if the Final Price is less than the Initial Price by more than 25.00%. If the Final Price is not less than the Initial Price by more than 25.00% on the Final Valuation Date, investors will be entitled to receive a return on their investment equal to the Contingent Return. Any Payment at Maturity is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP: 2515A1KV2
Issuer: Deutsche Bank AG, London Branch
Maturity/Tenor: Approximately 12 months
Underlying Commodity: The nearby month's brent crude futures contract traded on the IntercontinentalExchange ("ICE") (Bloomberg: CO1 <Comdty>)
Face Amount: $1,000 per note
Knock-Out Event: A Knock-Out Event occurs if the Final Price is less than the Initial Price, by more than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Price is less than the Knock-Out Price.
Knock-Out Buffer Amount: 25.00%
Knock-Out Price: 75.00% of the Initial Price
Contingent Return: 11.02%
Payment at Maturity:
- If a Knock-Out Event has occurred: $1,000 + ($1,000 x Commodity Return)
- If a Knock-Out Event has not occurred: $1,000 + ($1,000 x Contingent Return)

Commodity Return: $\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price: The official settlement price on the Trade Date per barrel of Brent Blend Crude Oil on ICE of the August 2012 futures contract stated in U.S. dollars, as made public by ICE.
Final Price: The official settlement price on the Final Valuation Date per barrel of Brent Blend Crude Oil on ICE of the August 2013 futures contract stated in U.S. dollars, as made public by ICE.
Trade Date: July 13, 2012
Settlement Date: July 18, 2012
Final Valuation Date: July 16, 2013
Maturity Date: July 19, 2013
Fees and Commissions: JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1569AZ.

For more information regarding this offering, please refer to the term sheet No. 1569AZ on the SEC website at http://sec.gov/Archives/edgar/data/1159508/000095010312003497/dp31563_fwp-ts1569az.htm.

Note Characteristics

- Receive the Contingent Return if a Knock-Out Event does not occur.
- Full downside exposure if a Knock-Out Event occurs

Risk Considerations

- Appreciation potential capped by the Contingent Return
- You will lose a significant portion or all of your investment in the notes if a Knock-Out Event has occurred.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Hypothetical Return at Maturity

Cash Investment In Underlying Commodity
Note Payment at Maturity
Return on Notes (%)
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Commodity Return (%)

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity
For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Commodity Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of notes, a Knock-Out Buffer Amount of 25.00%. a Knock-Out Price equal to 75.00% of the Initial Price and a Contingent Return of 11.02%.
Commodity Return	Total Return on Notes	Payment at Maturity
100.00%	11.02%	$1,110.20
80.00%	11.02%	$1,110.20
50.00%	11.02%	$1,110.20
20.00%	11.02%	$1,110.20
15.00%	11.02%	$1,110.20
10.00%	11.02%	$1,110.20
5.00%	11.02%	$1,110.20
0.00%	11.02%	$1,110.20
-10.00%	11.02%	$1,110.20
-20.00%	11.02%	$1,110.20
-25.00%	11.02%	$1,100.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR INITIAL INVESTMENT – The notes do not guarantee any return of your investment. The return on the notes at maturity is based on the Commodity Return and whether or not a Knock-Out Event occurs. If a Knock-Out Event occurs, your investment will be fully exposed to any decline in the official settlement price of the Underlying Commodity as compared to the Initial Price on the Final Valuation Date, and you will lose a significant portion or all of your investment in the notes.

THE RETURN ON THE NOTES IS LIMITED TO THE CONTINGENT RETURN – If the Final Price is equal to or greater than the Knock-Out Price, for each $1,000 Face Amount of notes, you will receive at maturity $1,000.00 plus an additional amount equal to the Contingent Return on the notes, which will be determined on the Trade Date and will not be less than 11.02%. Accordingly, the maximum amount payable at maturity is expected to be $1,110.20 per $1,000 Face Amount of notes. Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES – Commodity futures contracts such as the Underlying Commodity are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes. The effect on the value of the notes of any future regulatory change, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, is impossible to predict, but could be substantial and adverse to your interest.

SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The Payment at Maturity on the notes is linked exclusively to the price of brent crude futures contracts and not to a diverse basket of commodities or a broad-based commodity index. The price of brent crude futures contracts may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the futures contract of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of futures contracts of multiple commodities or a broad-based commodity index.

THE NOTES OFFER EXPOSURE TO FUTURES CONTRACTS AND NOT DIRECT EXPOSURE TO PHYSICAL COMMODITIES — The notes will reflect a return based on the performance of the applicable month’s ICE-traded brent crude futures contract and do not provide exposure to brent crude spot prices. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time. Furthermore, while the price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that reflects the return on the physical commodity.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING COMMODITY OR OTHER RELATED CONTRACTS — The Payment at Maturity on the notes is based on the Commodity Return and whether a Knock-Out Event occurs. The return on your notes may not reflect the return you would realize if you directly invested in the Underlying Commodity, or any exchange-traded or over-the-counter instruments based on the Underlying Commodity. You will not have any rights that holders of such commodity or instruments have.

PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors and events that tend to affect commodities prices worldwide. Market expectations about these factors and events, as well as speculative activity, also cause commodities prices to fluctuate. It is possible that lower prices or increased volatility of commodities will adversely affect the performance of Underlying Commodity and, as a result, the market value of the notes.

CHANGES IN SUPPLY AND DEMAND IN THE MARKET FOR BRENT CRUDE FUTURES CONTRACTS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The notes are linked to the performance of futures contracts on the underlying physical commodity, brent crude oil. Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the specific commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally. Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN COMMODITIES AND RELATED FUTURES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the price of the Underlying Commodity and, therefore, the value of the notes.

THE NOTES MAY BE SUBJECT TO CERTAIN RISKS SPECIFIC TO BRENT CRUDE OIL AS A COMMODITY — Brent crude oil is an energy-related commodity. Consequently, in addition to factors affecting commodities generally, the notes may be subject to a number of additional factors specific to energy-related commodities that might offset or enhanced one another and cause price volatility.

FUTURES CONTRACTS ON BRENT CRUDE OIL ARE THE BENCHMARK CRUDE OIL CONTRACTS IN EUROPEAN AND ASIAN MARKETS —Because futures contracts on brent crude oil are the benchmark crude oil contracts in European and Asian markets, the Underlying Commodity will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Underlying Commodity and, therefore, the notes.

THERE ARE CERTAIN RISKS RELATING TO THE PRICE OF THE UNDERLYING COMMODITY, AS DETERMINED BY REFERENCE TO THE OFFICIAL SETTLEMENT PRICE OF THE UNDERLYING COMMODITY AS DETERMINED BY ICE — The Underlying Commodity is traded on ICE. The price of the Underlying Commodity will be determined by reference to the official settlement price per barrel Brent Blend Crude Oil on ICE, stated in U.S. dollars, as made public by ICE. Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

A DECISION BY ICE TO INCREASE MARGIN REQUIREMENTS FOR BRENT CRUDE FUTURES CONTRACTS MAY AFFECT THE PRICE OF THE UNDERLYING COMMODITY — If ICE increases the amount of collateral required to be posted to hold positions in the Underlying Commodity (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the Underlying Commodity to decline significantly.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the price of the Underlying Commodity will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES – We or one or more of our affiliates expect to hedge our commodity exposure from the notes by entering into commodity derivative transactions. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines.  We or our affiliates may also engage in trading in instruments linked to the Underlying Commodity on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the notes.  Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE UNDERLYING COMMODITY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, and the price of the Underlying Commodity to which the notes are linked.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — We expect to treat the notes for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you generally should not recognize taxable income or loss prior to the maturity or disposition of your notes and (ii) your gain or loss on the notes generally should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, Treasury and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1569AZ, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1569AZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.